File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Participants of the McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the "Plan") as of March 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

San Francisco, California
September 23, 2013

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2013			2012
	Participant Directed	Non-Participant Directed	Plan Total	Participant Directed	Non-Participant Directed	Plan Total
ASSETS
Cash and cash equivalents	$—	$3,928	$3,928	$—	$3,759	$3,759
Investments at Fair Value
Mutual funds	93,614		93,614	102,818		102,818
Fidelity BrokerageLink	175,123		175,123	161,876		161,876
Common/ collective trusts	1,145,170		1,145,170	941,508		941,508
Separately managed accounts	535,166		535,166	471,415		471,415
BNY Mellon Stable Value Portfolio	249,183		249,183	244,573		244,573
McKesson Corp. common stock
Employer stock fund		513,329	513,329		472,078	472,078
Employee stock fund	131,692		131,692	101,498		101,498
Total Investments at Fair Value	2,329,948	513,329	2,843,277	2,023,688	472,078	2,495,766
Receivables
Notes Receivable from participants	41,719		41,719	37,493		37,493
Employer Contributions	3,990		3,990	3,035		3,035
Due from broker for securities sold			—		257	257
Total receivables	45,709	—	45,709	40,528	257	40,785
Total assets	2,375,657	517,257	2,892,914	2,064,216	476,094	2,540,310

LIABILITIES
Accrued other		158	158		776	776
Total liabilities	—	158	158	—	776	776

Net Assets Available for Benefits at Fair Value	2,375,657	517,099	2,892,756	2,064,216	475,318	2,539,534
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,283)		(8,283)	(7,318)		(7,318)
Net Assets Available for Benefits	$2,367,374	$517,099	$2,884,473	$2,056,898	$475,318	$2,532,216

See Financial Notes

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2013			2012
	Participant Directed	Non-Participant Directed	Plan Total	Participant Directed	Non-Participant Directed	Plan Total
INVESTMENT INCOME
Net appreciation in fair value of investments	$201,765	$96,733	$298,498	$62,205	$47,533	$109,738
Dividends and interest	23,178	4,033	27,211	19,510	4,516	24,026
Total Investment income	224,943	100,766	325,709	81,715	52,049	133,764

SECURITIES LITIGATION SETTLEMENT PROCEEDS			—	1,140		1,140
CONTRIBUTIONS
Participants	156,441		156,441	137,179		137,179
Employer	61,301		61,301	61,025		61,025
Total contributions	217,742	—	217,742	198,204	—	198,204

DEDUCTIONS
Benefits paid to participants	192,436	35,016	227,452	145,497	27,548	173,045
Administrative fees	1,413	75	1,488	1,548	73	1,621
Total deductions	193,849	35,091	228,940	147,045	27,621	174,666

Increase in Net Assets Before Transfers and Mergers	248,836	65,675	314,511	134,014	24,428	158,442
Transfers to participant directed investments	23,894	(23,894)	—	26,241	(26,241)	—
Merger of net assets from other plans	37,746		37,746			—
Increase (decrease) in Net Assets	310,476	41,781	352,257	160,255	(1,813)	158,442
Net Assets Available for Benefits at beginning of year	2,056,898	475,318	2,532,216	1,896,643	477,131	2,373,774
Net Assets Available for Benefits at end of year	$2,367,374	$517,099	$2,884,473	$2,056,898	$475,318	$2,532,216
See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES

1. Plan Description
The following description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan’s year is defined as April 1st to March 31st. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company controls and manages the operation and administration of the Plan.
Fidelity Management Trust Company (“Fidelity”) is the trustee and record-keeper of the Plan.
The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
A    Participant Directed Investments
Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, limited to $17,500 for calendar year 2013 and $17,000 for calendar year 2012. Total employer and employee contributions are limited to the lesser of $51,000 for calendar year 2013 and $50,000 for calendar year 2012, or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax and/or Roth 401(k) catch-up contributions of up to 75% of pay, limited to $5,500 for calendar year 2013 and calendar year 2012. Participants may also contribute amounts representing distributions from other qualified plans.
Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
Vesting: Participant contributions and earnings are 100% vested at all times.
Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. Effective March 15, 2013, the Plan: replaced the Eaton Vance Structured Emerging Market Fund Class I mutual fund in the PSIP International Equity Portfolio with the Eaton Vance Trust Company/Parametric Structured Emerging Markets Equity Fund common/collective trust; replaced the Rainier Large Cap Growth Portfolio with the PSIP Large Cap Growth Portfolio and replaced the Vanguard Target Retirement Trust II Funds with the Vanguard Target Retirement Trust I Funds. At March 31, 2013, the Plan allows participants to direct their accounts into any one or combination of the following investment options:

•
BNY Mellon Stable Value Portfolio invests in fixed-income investments and Guaranteed Investment Contracts (“GICs”) issued by life insurance companies and financial institutions. This is a separately managed account.

•
McKesson Employee Stock Fund (the “Employee Stock Fund”) represents investments in Company common stock with participant contributions and transfers from the Allocated Employer Stock Fund. See description of Allocated Employer Stock Fund in Section B, Non-Participant Directed Investments.

•
SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index. This is a common/collective trust.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of companies that are part of the Russell 2000 Value Index. This is a separately managed account.

•	Cadence Small Cap Growth Portfolio invests primarily in small-cap companies with market values under $2.5 billion that are a part of the Russell 2000. This is a separately managed account.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

•	SSgA S&P 500 Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the stocks in the S&P 500 Index. This is a common/collective trust.

•
Dodge & Cox Large Cap Value Portfolio primarily invests in the common stock of large U.S. companies where the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account.

•
PSIP International Equity Portfolio is comprised of one mutual fund and one common/collective trust - 80% of the portfolio is invested in the Fidelity Diversified International Fund — Class K (FDIKX) mutual fund, and 20% of the portfolio is invested in the Eaton Vance Trust Company/Parametric Structured Emerging Markets Equity Fund.

•
PSIP Large Cap Growth Portfolio is comprised of two separate accounts which invest primarily in the common stock of large U.S. companies - 65% of the portfolio is managed by JPMorgan Investment Management, and 35% is managed by Brown Advisory.

•
Vanguard Target Retirement Trusts provide access to 12 commingled pool options designed for investors expecting to retire around the year indicated in each option’s name. The Trusts, which are the Plan’s default investment options, are managed to gradually become more conservative over time. These options are institutional common/collective trusts.

•	Fidelity BrokerageLink is an investment options that provides access to a self-directed brokerage account.
Loans: Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 as adjusted for certain items specified in the Plan document, or (iii) the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Contractual interest rates ranged from 4.25% to 10.50% in fiscal year 2013 and 2012. Generally, loans may be repaid over a period not to exceed 5 years, except for residential home loans, which must not exceed a term of 10 years. Certain acquired loans may have longer terms. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via electronic fund transfers or monthly coupon payments. Notes receivable from participants totaled $41,719,000 and $37,493,000 at March 31, 2013 and 2012.
Payment of Benefits: Participants have the right to receive a total distribution of the value of their vested PSIP account at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of McKesson common stock and/or in the form of installments. Former employees may remain participants in the Plan.
Transfers from Other Qualified Plans: In April 2012, the net assets from the Portico Systems, Inc. 401(k) Plan and the net assets of qualifying participants of the US Oncology Corporate, Inc. 401(k) Plan totaling $5,101,000 and $29,877,000 were merged into the PSIP. In November 2012 and March 2013, the net assets from the peerVue, Inc. 401(k) Plan and the MedVentive Inc. 401(k) Plan totaling $86,000 and $2,682,000 were merged into the PSIP. All entities were acquisitions of McKesson Corporation.
B    Non-Participant Directed Investments
General: The McKesson Employer Stock Fund consists of an Employee Stock Ownership Plan (“ESOP”) with shares of McKesson common stock allocated to participants through employer matching contributions made prior to April 2009 and not yet directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company may direct shares into this account. Participants can transfer employer matching contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2013 and 2012 were $23,894,000 and $26,241,000.
On October 9, 2009, the Plan’s ESOP received its share of the Consolidated Securities Litigation Action settlement proceeds as described in Note 7. Approximately $77 million of the proceeds were attributable to unallocated shares (the “Unallocated Proceeds”) of McKesson common stock held by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was a reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class-holding period and not a contribution made by the Company to the Plan or ESOP. In accordance with Plan terms, in April 2010, the entire $77 million of Unallocated Proceeds were allocated to all current Plan participants, to fulfill the Plan’s obligation for the year. Of the $77 million in Unallocated Proceeds, the Plan allocated $51 million to the ESOP as a matching contribution and $26 million as a discretionary contribution. In October 2011, the Plan received and allocated to participant directed accounts an additional $1,140,000 in residual settlement proceeds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

C    Other
Employer Matching Contributions to Participant Accounts: Each pay period, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted to Plan participants at the discretion of the Company. The Plan also provides for a true-up matching employer contribution, the amount equal to the difference between (1) a participant’s matching contribution determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s matching contribution contributed to the Plan on a monthly basis for the Plan Year. Employer matching contributions were $61,301,000 and $61,025,000 for fiscal year 2013 and 2012.
Vesting: For the Plan years ended March 31, 2013 and 2012, employer contributions are 100% vested immediately. Dividends automatically reinvested in McKesson common stock are also 100% vested at all times.
Forfeitures: A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate.
At March 31, 2013 and 2012 forfeited non-vested accounts totaled approximately $0 and $4,302,000. These accounts are used to reduce future employer contributions and fund future Plan administrative expenses. Also, in fiscal year 2013 and 2012, approximately $5,640,000 and $2,003,000 of forfeitures from non-vested accounts were utilized to reduce employer contributions and fund administrative expenses.
Diversification of Stock Fund: Participants may transfer Company stock contributions to other investment funds without restrictions.
Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects a distribution in-kind, in the form of Company common shares plus cash for any fractional share.
McKesson Employer Stock Fund: The following is information regarding the allocated shares of McKesson common stock at fair value held as of March 31 (in thousands):

2013			2012
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
4,755	$172,015	$513,329	5,379	$194,582	$472,078
The per share fair value of McKesson common stock at March 31, 2013 and 2012 was $107.96 and $87.77.
2. Significant Accounting Policies
Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties: The Plan maintains various investment options including mutual funds, Fidelity BrokerageLink, common/collective trusts, separately managed accounts, BNY Mellon Stable Value Portfolio and McKesson common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
New Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. This ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of the amended guidance did not have a material impact on the Plan's financial statements.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed accounts are valued based on the underlying net assets, which are primarily valued using quoted market prices.
Within the BNY Mellon Stable Value Portfolio (“Stable Value Portfolio” or “BNY”), traditional GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as its underlying assets. Separate Account GICs and Constant Duration Synthetic GICs are also held in the Stable Value Portfolio and are stated at estimated fair value based on market values. Short term investment funds (“STIF”) represent a fund’s cash balance fair value equal to the face value of cash.
Shares of McKesson common stock are valued at quoted market prices on March 31, 2013 and 2012. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activities are recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Fees: Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
Benefits: Benefits are recorded when paid.
Notes Receivable: Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2013	2012
McKesson Corporation Stock (Employer and Employee Stock Fund) *	$645,021	$573,576
SSgA S&P 500 Index Fund	371,819	331,939
Dodge & Cox Large Cap Value Portfolio **	202,673	166,826
PSIP/Rainier Large Cap Growth **	179,481	166,394
Stable Value Portfolio **	249,183	244,573
Fidelity BrokerageLink **	175,123	161,876
SSgA Bond Index Fund	***	126,811

*	Non-Participant Directed and Participant Directed
**	None of the underlying investments in the account exceed 5% of net assets available for benefits
***	Not greater than 5% in 2013
The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants a stable return on investment and protection of principal from changes in market interest rates.
Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. Traditional GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.

Separate Account GICs are group annuity contracts that pay a rate of return that is reset periodically, typically quarterly, offer book value accounting and provide benefit responsiveness for participant directed withdrawals. The crediting rate reflects the experience of assets that are separated from the insurance company’s general account assets. The liabilities associated with an insurance company separate account are paid from the assets held in that separate account. The insurance company’s general account assets back the separate account accounts to fulfill separate account obligations. Separate account assets cannot be used to satisfy general account liabilities. The fair value of the wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.  The replacement fees are determined by a pricing matrix that incorporates the current underwriting standards used by issuers.
Fixed Maturity Synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant-directed withdrawals.
Constant Duration Synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.
The Fixed Maturity Synthetic and Constant Duration Synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both Fixed Maturity Synthetic and Constant Duration Synthetic GICs, the fair values of wrap contracts provided by issuers are valued using the combination of a cost and income approach. The methodology uses the cost approach to determine the replacement value of each contract based on a pricing matrix at March 31, 2013 and 2012. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees and the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.
The initial crediting rates for both the Fixed Maturity Synthetic and Constant Duration Synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The Fixed Maturity Synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The Constant Duration Synthetic GIC crediting rate resets every quarter based on the contract value,

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

the market yield to maturity, the market value and the average duration of the underlying assets. The crediting rate for Constant Duration Synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
It is probable that withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants, should any of the following occur:

•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
In general, issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The average yield of the entire Stable Value Portfolio based on actual earnings was 2.21% and 2.40% at March 31, 2013 and 2012. The average yield of the portfolio based on the interest rate credited to participants was 2.11% and 2.27% at March 31, 2013 and 2012. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
As required by ASC 962-325-35, Plan Accounting – Defined Contribution Pension Plans, the Stable Value Portfolio is presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The portfolio holdings in the BNY Stable Value Portfolio as of March 31 are shown below (in thousands):

	2013
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$14,983	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company (32269)	AA-/Aa3	1,582	—	—
Metropolitan Life Insurance Company (32872)	AA-/Aa3	4,024	—	(11)
Fixed Maturity Synthetic GIC:
Bank of America, N.A.	AAA/Aaa	2,171	—	(34)
State Street Bank	AAA/Aaa	5,279	—	(70)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	50,333	—	(2,455)
Natixis Financial Products, LLC	AA/Aa2	23,970	9	(1,267)
Prudential	AA/Aa1	61,754	—	(2,601)
Monumental Life (Aegon)	AA/Aa2	43,470	(49)	(941)
Separate Account GIC:
ING Life & Annuity Company	A-/A3	20,514	—	(206)
New York Life	AA+/Aaa	21,143	—	(698)
Total		$249,223	$(40)	$(8,283)

	2012
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash /Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$13,438	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company (31937)	AA-/Aa3	1,430	—	—
Metropolitan Life Insurance Company (32269)	AA-/Aa3	3,128	—	(24)
New York Life	AA+/Aaa	1,033	—	—
Fixed Maturity Synthetic GIC:
Bank of America, N.A.	AAA/Aaa	3,912	—	(99)
State Street Bank	AAA/Aaa	11,902	9	(140)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	48,603	(17)	(2,157)
Natixis Financial Products, LLC	AA/Aa2	23,143	8	(1,157)
Prudential	AA/Aa1	60,001	—	(2,466)
Monumental Life (Aegon)	AA/Aa2	37,136	(40)	(489)
Separate Account GIC:
ING Life & Annuity Company	A-/Aa2	20,173	—	(84)
New York Life	AA+/Aaa	20,742	(28)	(702)
Total		$244,641	$(68)	$(7,318)

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

During fiscal 2013 and 2012, the Plan’s net appreciation/ (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows (in thousands):

	2013	2012
Mutual funds	$6,134	$(47,422)
Fidelity BrokerageLink	5,268	(2,828)
Common/collective trusts	108,239	94,687
Separately managed accounts	53,678	8,312
BNY Mellon Stable Value Portfolio	4,324	(664)
McKesson Common Stock:
Employer Stock Fund*	96,733	47,533
Employee Stock Fund	24,122	10,120
Total	$298,498	$109,738

*	Non-Participant Directed
4. Fair Value Measurement
Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities,
Level 2 —
quoted prices for similar assets or liabilities in active markets;
quoted prices for identical or similar assets or liabilities in inactive markets;
inputs other than quoted prices that are observable for the asset or liability; and
inputs that are derived principally from or corroborated by observable market data by correlation or other means,

Level 3 —	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.
The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, (in thousands):

	2013
	Total	Level 1	Level 2
Mutual funds	$93,614	$93,614	$—
Fidelity BrokerageLink:
Mutual funds	130,205	130,205	—
Common & preferred stock	41,255	41,255	—
Fixed income investments	1,321	—	1,321
Other	2,342	2,270	72
Common/collective trusts	1,145,170	—	1,145,170
Separately managed accounts:
Mutual funds	17,590	17,590	—
Common & preferred stock	517,576	517,576	—
BNY Mellon Stable Value Portfolio	249,183	—	249,183
McKesson common stock funds	645,021	645,021	—
Total	$2,843,277	$1,447,531	$1,395,746

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

	2012
	Total	Level 1	Level 2
Mutual funds	$102,818	$102,818	$—
Fidelity BrokerageLink:
Mutual funds	120,770	120,770	—
Common & preferred stock	38,408	38,408	—
Fixed income investments	1,657	—	1,657
Other	1,041	935	106
Common/collective trusts	941,508	—	941,508
Separately managed accounts:
Mutual funds	7,979	7,979	—
Common & preferred stock	463,436	463,436	—
BNY Mellon Stable Value Portfolio	244,573	—	244,573
McKesson common stock funds	573,576	573,576	—
Total	$2,495,766	$1,307,922	$1,187,844
For the years ended March 31, 2013 and 2012 there were no significant investments classified as level 3; nor were there any significant transfers in or out of levels 1, 2 or 3.
Below is a description of the valuation methodologies used for the fair value measurements:
Mutual funds are publicly traded investments which are valued using a NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
Common/collective trusts (CCTs) are valued using a NAV. The NAV of a CCT is based on the market values of the underlying securities in an active market. The beneficial interest of each participant is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
Separately Managed Accounts are valued based on the fair values of the underlying securities in an active market.
BNY Mellon Stable Value Portfolio includes Fixed Maturity Synthetic and Constant Duration Synthetic GICs which consist primarily of underlying assets that are traded in active markets and have readily quoted market prices. The fair value of the underlying portfolio of these contracts is the sum of all assets’ market values. Both Fixed Maturity Synthetic and Constant Duration Synthetic GICs contain wrap contracts that guarantee benefit responsive payments for participant directed transactions at contract value. The fair value of the wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees. Separate Account GIC’s are stated at fair value which is based on the market value of the underlying assets of the contract. Short term investments represent a fund’s cash balance fair value equal to the face value of cash. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract.
Investments in the Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

The Plan invests in certain entities where the fair value is measured by net asset value per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31, (in thousands):

	2013
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,145,170	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	179,487	As needed	3-4 days
Cash and cash equivalents (STIF)	14,983	As needed	1 day
Separate Account contracts	41,657	*	*
Total	$1,381,297

	2012
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$941,508	As needed	1-5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	168,834	As needed	3-4 days
Cash and cash equivalents (STIF)	13,438	As needed	1 day
Separate Account contracts	40,886	*	*
Total	$1,164,666

* Participant-directed withdrawals are permitted as needed; contract termination requires 30 days notice for the ING contract, and 10 days for the New York Life contract.
5. Federal Income Tax Status
On March 23, 2011, the Internal Revenue Service issued a favorable determination letter to the Plan indicating that, in its opinion, the terms of the Plan conform to the requirements of Section 401(a) of the Internal Revenue Code, as amended (the “Code”). In addition, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related Trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements. On January 27, 2012, the Plan sponsor requested, in accordance with Revenue Procedure 2011-6, an updated determination letter on the entire Plan, as amended.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

6. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.
7. Litigation
Accounting Litigation
Following the announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it had reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. On October 2009, the Plan received approximately $119 million of the Consolidated Securities Litigation Action proceeds. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock owned by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class holding period and not a contribution made by the Company to the Plan or ESOP. The receipt of the Unallocated Proceeds is reported as “Securities Litigation Settlement Proceeds” in the non-participant directed column within the Statement of Changes in Net Assets. In accordance with the Plan terms, the Plan distributed the Unallocated Proceeds to the current Plan participants after the close of the Plan year in April 2010.
Approximately $42 million of the proceeds were attributable to the allocated shares (“Allocated Proceeds”) of McKesson common stock owned by the Plan participants during the Consolidated Securities Litigation Action class-holding period (“Settlement Class”). The receipt of the Allocated Proceeds by the Plan is reported as “Securities Litigation Settlement Proceeds” in the participant directed column within the Statement of Changes in Net Assets. The portion of the settlement amount related to allocated shares was allocated to members of the Settlement Class on November 6, 2009. An account was established in the Plan for each member of the Settlement Class to hold such allocation and invest it in accordance with their current investment elections in effect. For Participants without a current investment election, their account was invested in the Plan’s default investment fund, an age appropriate Vanguard Target Retirement Fund. Participants are permitted to take a distribution of such allocated amount in accordance with the terms of the Plan.
In October 2011, the Plan received and allocated to participant directed accounts an additional $1,140,000 in residual settlement proceeds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FINANCIAL NOTES (Continued)

8. Related-Party Transactions
At March 31, 2013 and 2012, the Plan held approximately 5,964,000 and 6,529,000 common shares of McKesson Corporation, the Plan’s sponsor, with a cost basis of $243,396,000 and $255,707,000. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2013 and 2012, the allocated Employer Stock Fund held approximately 4,755,000 and 5,379,000 common shares. At March 31, 2013 and 2012, the Employee Stock Fund held approximately 1,209,000 and 1,150,000 shares.
McKesson declared dividends of $0.80 per share for fiscal year 2013 and 2012. During the years ended March 31, 2013 and 2012, the Employer Stock Fund received dividend income from McKesson common shares of approximately $4,155,000 and $4,515,000. During each of the years ended March 31, 2013 and 2012, the Employee Stock Fund received dividend income from McKesson common shares of approximately $948,000 and $865,000.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Generally, Plan investments options (other than mutual funds and publicly offered securities) may qualify as party-in-interest transactions if the issuer, investment manager or trustee of the investment option is a Plan fiduciary or service provider. Fees for investment management services are allocated to the participants with balances in those funds.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2013 and 2012 to the Form 5500:
Statements of net assets available for benefits:

	2013	2012
Net assets available for benefits per the financial statements	$2,884,473	$2,532,216
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,283	7,318
Net assets available for benefits per the Form 5500	$2,892,756	$2,539,534
Statements of changes in net assets available for benefits:

	2013	2012
Increase in net assets per the financial statements	$352,257	$158,442
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	965	3,436
Net increase in net assets available for benefits per the Form 5500	$353,222	$161,878

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2013

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
* MCKESSON EMPLOYER STOCK FUND (allocated)	$172,015,351	4,754,808	$513,329,072
* MCKESSON EMPLOYEE STOCK FUND	71,380,424	1,209,160	131,692,227
			645,021,299

*PSIP INTERNATIONAL (common/collective trust)	23,383,329	2,138,130	23,403,557
*SSGA BOND INDEX	116,866,975	5,499,272	135,954,814
*SSGA S&P 500 INDEX	264,895,632	13,407,535	371,819,090
*VANGUARD TARGET INCOME	21,830,582	533,231	21,921,118
*VANGUARD TARGET 2010	23,041,623	598,979	23,126,573
*VANGUARD TARGET 2015	67,880,861	1,805,359	68,080,101
*VANGUARD TARGET 2020	105,504,949	2,857,677	105,734,051
*VANGUARD TARGET 2025	107,438,512	2,989,431	107,649,415
*VANGUARD TARGET 2030	101,433,901	2,881,706	101,580,152
*VANGUARD TARGET 2035	83,178,040	2,381,350	83,251,990
*VANGUARD TARGET 2040	57,551,096	1,633,680	57,603,548
*VANGUARD TARGET 2045	27,173,819	773,809	27,199,374
*VANGUARD TARGET 2050	15,481,416	438,096	15,491,087
*VANGUARD TARGET 2055	2,347,478	54,411	2,349,473
*VANGUARD TARGET 2060	5,323	237	5,368
			1,145,169,711

*DODGE & COX LARGE CAP VALUE PORTFOLIO	136,787,851	13,512,016	202,672,835
*PSIP LG CAP GROWTH PORTFOLIO	179,869,530	17,696,011	179,480,564
*CADENCE SMALL CAP GROWTH PORTFOLIO	59,624,898	6,337,618	80,621,913
*FISHER SMALL CAP VALUE PORTFOLIO	54,162,271	3,432,461	72,390,259
			535,165,571

*BNY MELLON STABLE VALUE PORTFOLIO:
*Fidelity Management Trust Company (STIF)	14,983,226	0.01%	14,983,226
*Bank of America, N.A. 03-051	2,136,964	5.02%	2,170,929
*ING Life & Annuity Co. 060345	20,308,429	1.37%	20,514,613
*Metropolitan GAC 32269	1,582,340	1.95%	1,582,256
*Metropolitan GAC 32872	4,012,852	1.08%	4,023,614
*Monumental Life (Aegon) MDA01116TR	42,479,885	2.13%	43,421,156
*Natixis Financial Products, Inc. WR 1075-01	22,711,959	3.10%	23,979,014
*New York Life GA 29029	20,444,579	2.06%	21,142,933
*Pacific Life G-27306.01	47,877,841	2.97%	50,332,784
*Prudential GA 62189	59,153,307	2.61%	61,753,751
*State Street Bank SSB2 107075	5,208,799	2.62%	5,278,992
			249,183,268

*FIDELITY BROKERAGELINK	160,817,344	57,050,560	175,122,647

*PSIP INTERNATIONAL (mutual fund)	91,404,401	3,009,548	93,614,227

* Outstanding loan balances, maturing 2014-2033 (6,310 loans, interest rates from 4.25% to 10.50%)	41,719,318		41,719,318
Total	$2,226,695,105		$2,884,996,041
* Party-in-interest as defined under ERISA

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 23, 2013	/s/ Nigel A. Rees
Nigel A. Rees
Interim Chief Financial Officer, Vice President and Controller

/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources